UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                           TRIMBLE NAVIGATION LIMITED
         ---------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   896239 10 0
         ---------------------------------------------------------------
                                 (CUSIP Number)



     Check the following box if a fee is being paid with this statement /_/ . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes").

CUSIP No.:  896239 10 0                                  13G



 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. Identification No. of Above Person

                            Charles Robert Trimble
                            SSN ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) / /
                                     (b) / /


3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION                 USA



NUMBER OF                    5        SOLE VOTING POWER                1,568,819
 SHARES
BENEFICIALLY                 6        SHARED VOTING POWER                     --
 OWNED BY
  EACH                       7        SOLE DISPOSITIVE POWER           1,568,819
REPORTING
 PERSON                      8        SHARED DISPOSITIVE POWER                --
  WITH


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,568,819  SHARES

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

                           Not Applicable

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           6.88%

12       TYPE OF REPORTING PERSON*

                 IN

CUSIP number    896239 10 0                          13G

ITEM 1.

Issuer:           TRIMBLE NAVIGATION LIMITED
                  645 N. Mary Avenue
                  Sunnyvale, CA.  94086

ITEM 2.

(a)      Name of Person Filing                            Charles Robert Trimble
(b)      Address of Principal Business Office
         or, if none,  residence                          645 N. Mary Avenue
                                                          Sunnyvale, CA.  94086
(c)      Citizenship                                      U.S.A.
(d)      Title of Class of Securities                     Common
(e)      CUSIP number                                     896239 10 0

ITEM 3.

                                                         Not Applicable

ITEM 4.  OWNERSHIP


(a)      Amount beneficially owned                            1,568,819shares  *
(b)      Percent of  Class                                             6.88%
(c)      Number of shares as to which such person has:
         (I)   sole power to vote or to direct the vote                1,568,819
         (ii)  shared power to vote or to direct the vote                     --
         (iii) sole power to dispose or to direct the disposition of   1,568,819
         (iv) shared power to dispose or to direct the disposition of         --

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT OR LESS OF A CLASS.

         Not applicable

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
           ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable



*   10,000        Shares held by Charles R. Trimble
 1,552,341        Shares held by Trimble Family Partners of which Mr. Trimble is the sole general partner
    6,478         Shares held by Mr. Trimble's self-directed 401(k) account

CUSIP number    896239 10 0                          13G




ITEM 9.    NOTICE OF DISSOLUTION OF A GROUP

           Not applicable

ITEM 10.   CERTIFICATION

           Not applicable




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                    February 13, 1998




                                    /s/ Charles R. Trimble
                                        Charles R. Trimble